Trustees of MGF authorize tender offer


Contact: John Reilly  617-954-5305                         For Immediate Release

BOSTON (October 4, 2007) - The Board of Trustees of MFS Government Markets Income Trust (NYSE: MGF) has authorized the Trust to commence a cash tender offer for up to 37.5% of the Trust's outstanding shares of common stock, at a price per share equal to 99% of the net asset value per share (NAV) as of market close on the expiration date of the offer, initially scheduled to be on November 14, 2007.

The tender offer is expected to begin on October 17, 2007; the offer will remain open through November 14, 2007, unless extended. The tender offer authorized by the Trustees will be subject to a number of conditions, including shareholder approval at the Trust's November 1 annual meeting of a proposal that would allow the Trust to borrow money for leveraging purposes.

Bulldog Investors General Partnership has reached an agreement with the Trust's adviser, MFS Investment Management, to terminate its previously announced tender offer to purchase up to 5,000,000 shares of MGF common stock on November 9, 2007 at a price equal to 96.25% of NAV, withdraw its nonbinding shareholder proposal to open-end the Trust, and abandon its bid to have an alternative slate of nominees elected to the Trust's Board of Trustees. Bulldog has also agreed to support the Board's proposal that would allow the Trust to borrow money for leveraging purposes, to vote its shares in the Trust for the next five years in accordance with MFS' recommendations, and to vote its shares in other closed-end funds advised by MFS for the next 18 months in accordance with MFS' recommendations. The Trust's tender offer will provide shareholders the opportunity to sell more shares than would have been purchased in the Bulldog tender offer at a price superior to the price offered in the Bulldog tender offer, while permitting other shareholders who do not wish to sell to continue to have the benefits of the closed-end structure. Over the past six months, the Trustees have taken a number of actions to address the Trust's share price discount to NAV, including changing the Trust's investment strategy to seek a higher yield from the portion of the portfolio not required to be invested in U.S. government or agency securities, approving a proposal to seek shareholder approval to allow the Trust to use leverage, and approving a level-distribution plan that took effect September 1, 2007. MFS manages $202 billion in assets on behalf of more than 5 million individual and institutional investors worldwide as of June 30, 2007. The company traces its origins to 1924 and the creation of America's first mutual fund. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of MFS Government Markets Income Trust. At the time the tender offer is commenced, the Trust will file with the Securities and Exchange Commission a tender offer statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) with respect to the offer. All of these documents will contain important information about the tender offer and shareholders of the Trust are urged to read them carefully when they become available before any decision is made with respect to the offer. Shareholders of the Trust will be able to obtain a free copy of each of these documents (when they become available) via a link to the Securities and Exchange Commission's website on http://www.mfs.com or by calling the Trust's information agent at 1-888-605-8354. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the proxy statement also will be available at no charge at the website maintained by the Securities and Exchange Commission at http://www.sec.gov. This announcement is not a prospectus, circular or representation intended for use in the purchase or sale of Trust shares. Shares of the Trust are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the Trust involve investment risk, including possible loss of principal. For more complete information about the Trust, including risks, charges, and expenses, please see the Trust's annual and semi annual shareholder report or contact your financial adviser.